SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

AMENDMENT NO. 1

IMEDIA INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

452467202
(CUSIP Number)

June 30, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)
(Page 1 of 6 Pages)

Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Midsummer Investment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	5	SOLE VOTING POWER

		2,223,407
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		None.
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		2,223,407
PERSON WITH	8	SHARED DISPOSITIVE POWER

		None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,223,407
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.61% (1)
12	Type of Reporting Person

TYPE OF REPORTING PERSON: OO
(1) The ownership percentage of the Reporting Person is based on the sum of (a) 1,000,000 shares of Common Stock issued and outstanding as of November 15, 2008, as stated in the Company’s Form 8-K as filed with the Securities and Exchange Commission on November 20, 2009 and (b) 24,817,668 shares of Common Stock issued and outstanding as of June 3, 2008, as stated in a Schedule 13D filed by the Chief Executive Officer of the Company with the Securities and Exchange Commission on June 6, 2008.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer.
iMedia International, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
1721 21st Street, Santa Monica, California 90404
Item 2(a).	Names of Person Filing.
Midsummer Investment, Ltd. (“Midsummer Investment”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.
Midsummer Investment, Ltd. c/o Midsummer Capital, LLC 295 Madison Ave, 38th Floor New York, NY 10017
Item 2(c).	Citizenship.
Bermuda
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
452467202
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, Midsummer Investment beneficially owns 2,223,407 shares of Common Stock of the Company, which includes only actual shares of Common Stock.

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Page 4 of 5 Pages

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 2,223,407 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially holds 8.61% of the Issuer’s issued and outstanding Common Stock (based on the sum of (a) 1,000,000 shares of Common Stock issued and outstanding as of November 15, 2008, as stated in the Company’s Form 8-K as  filed with the Securities and Exchange Commission on November 20, 2009 and (b) 24,817,668 shares of Common Stock issued and outstanding as of June 3, 2008, as stated in a Schedule 13D filed by the Chief Executive Officer of the Company with the Securities and Exchange Commission on June 6, 2008).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 2,223,407 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,223,407 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2009

MIDSUMMER INVESTMENT, LTD.

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President